Exhibit 99.1

AMENDMENT TO
KEANE GROUP, INC. EQUITY AND INCENTIVE AWARD PLAN
WHEREAS, Keane Group, Inc., a Delaware corporation (the “Company”) previously adopted the Keane Group, Inc. Equity and Incentive Award Plan (the “Plan”), to provide equity compensation awards to its key employees; and
WHEREAS, the Company desires to increase the total number of authorized shares to 11,934,601 shares of the Company’s common stock;
NOW THEREFORE, the Company hereby amends Section 2.1(a) of the Plan as follows:
1.    Amendment to Section 2.1(a):
“Subject to Section 11.3 and Section 2.1(b), the aggregate number of shares of Common Stock that may be issued or transferred pursuant to Awards under the Plan shall be equal to 11,934,601 shares (the “Authorized Shares”).”
2.    The remainder of Section 2.1 and all other sections of the Plan shall remain unchanged.